Exhibit 21.1
List of Subsidiaries of the Registrant

Subsidiary	Jurisdiction	Ownership

Alkami ACH Alert, LLC	Delaware	100% by Alkami Technology, Inc.
Alkami MK, LLC	Delaware	100% by Alkami Technology, Inc.
Segmint, Inc.	Delaware	100% by Alkami Technology, Inc.
Alkami Technology India Private Limited, Inc.	India	100% by Alkami Technology, Inc.